EXHIBIT 99.1

Rada  Electronic Industries Ltd. Announces Appointment of Director

Rada  Electronic Industries Ltd. announced today that its board of directors has, effective September 16, 2015, elected Dr. Alon Dumanis to serve as a Class C director until the 2017 annual meeting of shareholders.

Dr. Alon Dumanis has over 30 years of experience in international business development, entrepreneurial, and technological management of high-technology companies, including information technology, aviation, electronics, life sciences and emerging technology. Dr. Dumanis has managed multibillion dollar research and development programs and many large scale projects in engineering, security and information technology. Since 2001, Dr. Dumanis has served as the chief executive officer of Docor International Management Ltd., a Dutch investment company and since 2010, has served as the chief executive officer of its parent company, Crecor B.V. Dr. Dumanis is currently the chairman of the board of directors of Xsight Systems Ltd., Softlib Ltd. and DNR Imaging Systems Ltd. and is a member of the board of directors of Spectronix Ltd. (TASE-SPCT), Nova Measuring Instruments Ltd. (NASDAQ-NVMI), Check-Cap Ltd. (NASDAQ-CHEK), Aposense Ltd. (TASE –APOS), Collplant Holdings Ltd. (TASE-CLPT) and other hi-technology companies in Docor’s investment portfolio. Dr. Dumanis is a former member of the board of directors of El Al Israel Airlines Ltd. (TASE –ELAL), Tadiran Communications Ltd. (TASE-TDCM) and Inventech Investments Co. Ltd. (TASE-IVTC). From 1996 to 2000, Dr. Dumanis was Head of Material Command for the Israeli Air Force, where he held the rank of Brigadier General. Dr. Dumanis holds a B.S. degree and M.S. degree in Aeronautical Engineering both from the Technion-Israel Institute of Technology, and a PhD in Aeronautical Engineering from Purdue University in Indiana, USA.